                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                           Tweedy, Browne Company LLC

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.

                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                            Vanderbilt Partners, L.P.

                    Under the Securities Exchange Act of 1934

                                ALAMO GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    011311107
                                 (CUSIP Number)

                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                OCTOBER 29, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  011311107
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              TBC has sole voting power with respect to 455,441 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
  Beneficially         (8)   Shared Voting Power
  Owned by Each
Reporting Person              0 shares
    With:              ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              0 shares, except that certain of the members of
                              TBC may be deemed to have sole power to vote
                              certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              459,006 shares held in accounts of TBC (as
                              hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      459,006 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [x]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      4.71%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      BD, IA & 00
================================================================================

CUSIP No.  011311107
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              0 shares
Number of Shares       ---------------------------------------------------------
  Beneficially         (8)   Shared Voting Power
  Owned by Each               0 shares
Reporting Person
     With              ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              0 shares
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      0 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN
================================================================================

CUSIP No. 011311107
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              16,400 shares, except that the general partners in
                              Vanderbilt, solely by reason of their positions as
                              such, may be deemed to have shared power to vote
                              these shares.
Number of Shares       ---------------------------------------------------------
  Beneficially         (8)   Shared Voting Power
  Owned by Each               0 shares
Reporting Person
     With              ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              16,400 shares, except that the general partners in
                              Vanderbilt, solely by reason of their positions as
                              such, may be deemed to have shared power to vote
                              these shares.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      16,400 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.17%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN
================================================================================

PRELIMINARY NOTE

     This Statement constitutes (a) Amendment No. 2 to a Statement on Schedule 13D originally filed by Tweedy, Browne Company LLC , a Delaware limited liability company ("TBC"), and dated as of June 25, 1998 (the "TBC Statement");
(b) Amendment No. 1 to a Statement filed on Schedule 13D originally filed by TBK Partners, L.P., a Delaware limited partnership ("TBK") and dated as of August 11, 1998 (the "TBK Statement"); and (c) Amendment No. 2 to a Statement on
Schedule 13D filed by Vanderbilt Partners, L.P., a Delaware limited partnership ("Vanderbilt") and dated as of June 25, 1998 (collectively the "Joint Amendment No. 1"). However, the filing of this Joint Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Joint Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock"), of Alamo Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Joint Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices located at 1502 East Walnut Street, Seguin, Texas 78155.

     This Joint Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Joint Amendment No. 1 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d) (3) of the Securities Exchange Act ( the "Act") as a result of the disposition of their respective shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 459,006 shares of Common Stock, which constitutes approximately 4.71% of the 9,736,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     Additionally, 220 shares of Common Stock are held in a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and a general partner in TBK and Vanderbilt.

     As a result of the disposition of 7,500 shares of Common Stock in open market transactions, TBK does not beneficially own directly any shares of the Common Stock.

     As of the date hereof, Vanderbilt beneficially owns directly 16,400 shares of Common Stock, which constitutes approximately 0.17% of the 9,736,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 475,406 shares, which constitutes approximately 4.88% of the 9,736,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 475,406 shares, which constitutes approximately 4.88% of the 9,736,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 9,736,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 459,006 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 455,441 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 455,441 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) No transactions in Common Stock effected by Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC and TBK during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                           NO. OF SHARES         NO. OF SHARES                   PRICE
 PERSON             DATE              PURCHASED               SOLD                      PER SHARE

TBC Accounts      08/30/99                                      280                     $ 9 5/8
                  09/01/99                                    1,025                     $ 9.1524
                  09/08/99                                      280                     $ 9 3/4
                  09/27/99                                    1,240                     $ 8.9209
                  09/29/99                                      150                     $11.4848
                  10/04/99                                    1,530                     $ 9
                  10/06/99                                      900                     $ 9 1/8
                  10/07/99                                      475                     $ 8 15/16
                  10/19/99                                      295                     $ 9
                  10/26/99                                    3,795                     $ 8.8526

TBK:              10/26/99                                    7,500                     $ 8.8526



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) TBC, TBK and Vanderbilt ceased to be the beneificial owner of more than 5% of the Common Stock on October 29, 1999.

                                    SIGNATURE

     Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Joint Amendment No. 1 is true, complete and correct.

                                          TWEEDY, BROWNE COMPANY LLC


                                          By /s/ Christopher H. Browne
                                            ------------------------------------
                                            Christopher H. Browne
                                            Member


                                          TBK PARTNERS, L.P.


                                          By /s/ Christopher H. Browne
                                            ------------------------------------
                                            Christopher H. Browne
                                            General Partner


                                          VANDERBILT PARTNERS, L.P.


                                          By /s/ Christopher H. Browne
                                            ------------------------------------
                                            Christopher H. Browne
                                            General Partner



Dated: November 10, 1999